UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION

  Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

  See accompanying Index on page 3.

  Signature

  Exhibit
Exhibit Number	Description of Exhibit
23	Consent of Independent Accountants

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                                    Page
                                                                                   Number
                                                                                   ------

Report of Independent Registered Public Accounting Firm                               1

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2004                                                       2

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2003                                                       3

  Statements of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 2004 (with Comparative Totals
  for the Year Ended December 31, 2003)                                               4

Notes to Financial Statements                                                       5 - 8

Supplemental Schedules:

  Schedule of Assets Held for Investment at December 31, 2004                         9

  Schedule of Reportable Transactions
  For the Year Ended December 31, 2004                                               10

Report of Independent Registered Public Accounting Firm

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

We have audited the accompanying statements of net assets available for plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                FREED MAXICK & BATTAGLIA, CPAs, P.C.

May 13, 2005
Buffalo, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2004

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2004
                                       ---------------------- ------------------- ----------------------

Investments at fair value:

   National Fuel Gas Company Common
     Stock Funds                                 $60,172,779         $20,347,881      $80,520,660

   Vanguard 500 Index Fund                                 -          43,576,064       43,576,064

   Vanguard Retirement Savings Trust                       -          12,357,679       12,357,679

   Vanguard Total Bond Market Index
     Fund                                                  -           8,960,171        8,960,171

   Vanguard European Stock  Index
     Fund                                                  -           5,470,207        5,470,207

   Vanguard Extended Market Index
     Fund                                                  -           5,417,425        5,417,425

   Vanguard Prime Money  Market Fund                       -           3,855,658        3,855,658

   Vanguard Pacific Stock Index Fund                       -           2,112,893        2,112,893

   Vanguard STAR Fund                                      -           1,354,424        1,354,424

   Participant Loan Account                                -           2,724,800        2,724,800
                                       ---------------------- ------------------- ----------------

                                                  60,172,779         106,177,202      166,349,981

Receivables:
   Employer Contributions                            225,580               2,772          228,352

   Participant Contributions                               -             444,321          444,321
                                       ---------------------- ------------------- ----------------

Net Assets Available for Plan
Benefits                                         $60,398,359        $106,624,295     $167,022,654
                                       ====================== =================== ================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2003

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2003
                                       ---------------------- ------------------- ----------------------

Investments at fair value:

   National Fuel Gas Company Common
     Stock Funds                                 $50,860,164         $19,502,462      $70,362,626

   Vanguard 500 Index Fund                                 -          39,073,515       39,073,515

   Vanguard Retirement Savings Trust                       -          11,325,499       11,325,499

   Vanguard Total Bond Market Index
     Fund                                                  -           7,932,316        7,932,316

   Vanguard European Stock  Index
     Fund                                                  -           4,367,249        4,367,249

   Vanguard Prime Money Market Fund                        -           4,061,202        4,061,202

   Vanguard Extended Market Index
     Fund                                                  -           3,635,066        3,635,066

   Vanguard Pacific Stock Index Fund                       -           1,572,707        1,572,707

   Participant Loan Account                                -           2,637,391        2,637,391
                                       ---------------------- ------------------- ----------------

                                                  50,860,164          94,107,407      144,967,571

Receivables:
   Employer Contributions                            221,077                   -          221,077

   Participant Contributions                               -             418,482          418,482
                                       ---------------------- ------------------- ----------------

Net Assets Available for Plan
Benefits                                         $51,081,241         $94,525,889     $145,607,130
                                       ====================== =================== ================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004
(WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 2003)

                                                                                        Total all Investments
                                                                                              Combined
                                             Employer            Participant      ----------------------------------
                                             Directed              Directed                 December 31,
                                            Investments          Investments           2004              2003
                                       ---------------------- ------------------- ---------------- -----------------
Investment Income From National Fuel
Gas Company Common Stock Funds                    $2,255,209            $790,847       $3,046,056        $2,971,098

Interest and Dividend Income                               -             616,305          616,305           636,842

Investment Income from Mutual Funds                        -           1,404,325        1,404,325         1,052,185
                                       ---------------------- ------------------- ---------------- -----------------

     Total Investment Income                       2,255,209           2,811,477        5,066,686         4,660,125

Net Appreciation in Fair Value
of Investments                                     8,118,052           8,294,673       16,412,725        21,191,957

Employer Contributions                             2,680,344              22,293        2,702,637         2,655,470

Participant Contributions                                  -           6,038,857        6,038,857         5,776,250

Participant Purchase and Loan Fees                    (1,771)             (2,329)          (4,100)           (3,800)

Rollovers and Other Individual
Transfers In                                          80,542             226,825          307,367         1,162,282

Payments to Participants or
Beneficiaries                                     (3,814,677)         (5,293,971)      (9,108,648)       (9,482,976)

Transfers (to)/from Associated Funds                    (581)                581                -                 -
                                       ---------------------- ------------------- ---------------- -----------------

Increase in Net Assets Available for
Plan Benefits                                      9,317,118          12,098,406       21,415,524        25,959,308

Net Assets Available for Plan
Benefits:
     Beginning of Year                            51,081,241          94,525,889      145,607,130       119,647,822
                                       ---------------------- ------------------- ---------------- -----------------

     End of Year                                 $60,398,359        $106,624,295     $167,022,654      $145,607,130
                                       ====================== =================== ================ =================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

      General:

        The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

        During 2003, the Board of Directors of the Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Plan. The account balances containing the employer directed investment fund of the Thrift Plan, which consisted of National Fuel Gas Company Common Stock, was merged into another plan. The merger was effective as of August 1, 2003. Funds previously invested in the Government Bond Fund were initially invested in the Vanguard Total Bond Market Index Fund, and funds previously invested in the Pooled Investment Contract Fund were initially invested in the Vanguard Retirement Savings Trust. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

        Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

      Eligibility and Participation:

        Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are four groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee’s years of service and contribution. Eligible Plan participants for the Retirement Savings Account Benefit, will have completed 12 months of employment, including at least 1,000 hours of service, attained age 21, and whose first hour of service with the Company is credited on or after July 1, 2003.

      Contributions:

        Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 50%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant’s base salary, depending on their participant group, years of service and rate of salary reduction contributions. Beginning January 2004 participants eligible for the Retirement Savings Account Benefit, will receive a Company contribution of 2% or 3% of the participant’s compensation, depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan's investment options except for the Common Stock of National Fuel Gas Company.

        “Base salary” is defined in the Plan generally to mean a participant’s base annual salary for a payroll period. An individual participant’s salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, the Company matching contributions are not subject to such ceilings. The ceiling is $13,000 for 2004 and $14,000 for 2005. If a participant is age 50 or over, the ceiling increases to $16,000 for 2004 and $18,000 for 2005.

        Participants’ accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participant’s accounts within the Retirement Savings Account are 100% vested following five years of service. Forfeitures will be used to reduce Company contributions. Forfeitures amounted to $434 for the year ending December 31, 2004. The employer contribution to the Retirement Savings Account commenced January 2004, therefore, there were no forfeitures for the year ending December 31, 2003.

      Employer Matching Contributions:

        Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company Stock Fund B). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund. Participants may not redirect their interests in this fund into any other fund.

      Withdrawals, Loans and Distributions:

        Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

        Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

      Participant Accounts:

        Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

      Administration:

        National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company’s Board of Directors exercises National Fuel Gas Company’s duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

      Plan Termination:

        Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting:

        The accounts of the Plan are maintained on the accrual basis.

      Investment Valuation and Income Recognition:

        National Fuel Gas Company Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas

Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of Common Stock of National Fuel Gas Company, that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at the stated unit values of the funds which are derived from the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income.

      Risks and Uncertainties:

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

      Use of Estimates:

        The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      Administrative expenses:

        Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $17,428 and $14,409, for services rendered in connection with the Plan and Trust for the years ended December 31, 2004 and December 31, 2003, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

      Payments of Benefits:

        Benefits payments to participants are recorded upon distribution.

NOTE 3 — INCOME TAXES

        The Internal Revenue Service has determined in a letter dated September 9, 2002 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 4 — PARTIES-IN-INTEREST

        The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $5,066,686 and $4,660,125 for the years ended December 31, 2004 and December 31, 2003, respectively.

NOTE 5 – INVESTMENTS

        The following investments comprised more than 5% of Plan assets:

                                                                         December 31,
                                                                         ------------
                                                                     2004             2003
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A (Participant Directed)            $20,347,881       $19,502,462
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)         60,172,779        50,860,164
         Vanguard 500 Index Fund                                  43,576,064        39,073,515
         Vanguard Retirement Savings Trust                        12,357,679        11,325,499
         Vanguard Total Bond Market Index Fund                     8,960,171         7,932,316

         The net appreciation (depreciation) in fair value of investments are as follows:

                                                                       For the Years Ended
                                                                          December 31,
                                                                       -------------------
                                                                     2004               2003
                                                                     ----               ----

         National Fuel Gas Company Common
                  Stock Fund A (Participant Directed)             $  2,897,540         $3,200,230
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)            8,118,052          7,581,509
         Vanguard 500 Index Fund                                     3,485,009          7,938,517
         Vanguard Extended Market Index Fund                           748,863            964,745
         Vanguard Pacific Stock Index Fund                             286,971            421,643
         Vanguard European Stock Index Fund                            821,802          1,131,041
         Vanguard STAR Fund                                             75,762                  -
         Vanguard Total Bond Market Index Fund                         (21,274)           (45,728)
                                                                   ------------       ------------
                                                                   $16,412,725        $21,191,957
                                                                   ============       ============

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
SCHEDULE OF ASSETS HELD FOR INVESTMENT AT
DECEMBER 31, 2004

                                            (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     ----------------------               ----------------------------------               --------        ----------

 *      National Fuel Gas Company
         Common Stock Funds:
           National Fuel Gas Company        Stock Fund A (1,005,330 units)                                    $ 20,347,881
           National Fuel Gas Company        Stock Fund B (2,972,963 units)                    $40,836,778       60,172,779
                                                                                                               -----------
                                            Total National Fuel Gas Company
                                              Common Stock Funds                                                80,520,660
                                                                                                               -----------

        Mutual Funds:
*          Vanguard Group of                500 Index Fund
             Investment Companies             (390,326 units)                                                   43,576,064

*          Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (872,460 units)                                                    8,960,171

*          Vanguard Group of                European Stock Index Fund
             Investment Companies             (210,473 units)                                                    5,470,207

*          Vanguard Group of                Extended Market Index Fund
             Investment Companies             (172,749 units)                                                    5,417,425

*          Vanguard Group of                Prime Money Market Fund
             Investment Companies             (3,855,658 units)                                                  3,855,658

*          Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (225,255 units)                                                    2,112,893

*           Vanguard Group of               STAR Fund
               Investment Companies           (72,275 units)                                                     1,354,424
                                                                                                               -----------
                                            Total Vanguard Mutual Funds                                         70,746,842
                                                                                                               -----------

        Common/Collective Trust (1):
*          Vanguard Group of                Retirement Savings Trust
             Investment Companies             (12,357,679 units)                                                12,357,679

*       National Fuel Gas Company
           Tax Deferred Savings Plan
           For Non-Union Employees          Participant Loan Account                                             2,724,800
                                                                                                               -----------

                                  TOTAL ASSETS HELD FOR INVESTMENT                                            $166,349,981
                                                                                                               ===========

 *    Denotes known party-in-interest to the Plan.

(1)   The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of
        Labor by the Vanguard Fiduciary Trust Company.  The entity's tax identification number is 23-2186884.

SCHEDULE II

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

                           (b) Description of
                               Asset (Include                                                                                           (h) Current Value
                               Interest Rate                                                        (f) Expense                             of Asset on
(a) Identity of                and Maturity     (c) Purchase     (d) Selling       (e) Lease            Incurred with  (g) Cost of          Transaction     (i) Net Gain
    Party Involved             in Case of Loan)      Price            Price            Rental           Transaction         Asset           Date                or (Loss)
------------------         -------------------- -------------    ------------      ----------       ------------------ ------------     ------------------  -------------

Purchase Transactions

National Fuel Gas Company       Stock Fund B       $5,012,013       $        -       $   -              $     -          $        -        $ 5,012,013       $        -

Sale Transactions

National Fuel Gas Company       Stock Fund B       $        -       $3,817,450       $   -              $     -          $2,735,377        $ 3,817,450       $1,082,073

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By /s/ R. J. Tanski
R. J. Tanski
Treasurer and Principal Financial Officer

By /s/ K. M. Camiolo
K. M. Camiolo
Controller and Principal Accounting Officer

Date: June 27, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Accountants